Mail Stop 3561

July 6, 2006

Via Fax & U.S. Mail

Mr. John Simonelli
Chairman and Chief Executive Officer
Graymark Productions, Inc.
101 N. Robinson
Suite 920
Oklahoma City, Oklahoma 73102

>   **Re: Graymark Productions, Inc.**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **filed on March 24, 2006**
>   **File No. 0-50638**

Dear Mr. Simonelli:

We received your response dated June 14, 2006 in response to our letter dated May 19, 2006, and have the following additional comments. We think you should revise your future filings in response to these comments.

Please respond to confirm that such comments will be complied with. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.

Note 2-Summary of Significant Accounting Policies

Consolidation, page F-8

1. We note your response to our previous comment #2. Revise future filings to include a summary of the Operating Agreement of Out of the Blue LLC as it relates to your conclusion that you have 100% voting control of Out of the Blue.

Mr. John Simonelli
Graymark Productions, Inc.
July 6, 2006
Page 2

Revenue Recognition, page F-

2. We note your response to previous comment #3. Revise future filings, to indicate how you met the revenue recognition criteria described in paragraphs 7 and 19 of SOP 00-2.

3. We note your response to previous comment #4. Revise future filings to describe your accounting for post production receipts.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

Via facsimile: Mark R. Kidd, CFO
                (405) 601-5300